Exhibit 21.1

Plug Power Inc. Subsidiaries

Below is a list of Plug Power Inc.’s wholly owned subsidiaries. The names of certain subsidiaries have been omitted because, considered in the aggregate as a single subsidiary, they would not constitute, as of December 31, 2023, a “significant subsidiary” as that term is defined in Rule 1-02(w) of Regulation S-X.

Plug Power Hydrogen Holdings, Inc. (incorporated in Delaware)

Joule Processing, LLC (incorporated in Texas)

United Hydrogen Group, Inc. (incorporated in Delaware)

Applied Cryo Technologies, Inc. (incorporated in Texas)

Frames Holding BV (incorporated in Netherlands)